FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 5, 2004

Commission File Number: 000-28011

Terra Networks, S.A.

(Translation of registrant’s name into English)

Paseo de la Castellana, 92

28.046 Madrid

Spain

(34) 91-452-3900

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Terra Networks, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1	Relevant fact, dated on October 5, 2004	1

[LOOSE TRANSLATION FOR INFORMATION PURPOSES ONLY]

TO THE SECURITIES MARKETS NATIONAL COMMISSION

NOTIFICATION OF RELEVANT FACT

TERRA NETWORKS, S.A., according to the provisions of article 82 of the Stock Market Act, hereby communicates the following

RELEVANT FACT

Pursuant our Relevant Fact communication dated on August 2, 2004, we inform that on October 5, 2004, TERRA NETWORKS, S.A. (hereinafter, TERRA) and the Korean company DAUM COMMUNICATIONS Corp. have executed the stock purchase agreement by which the former sells to the latter the entire stock of LYCOS, Inc. (hereinafter, LYCOS), a TERRA subsidiary, once the administrative authorisations that might be necessary, and in particular, the approval by the US authorities for the Defence of Competition have been obtained.

José F. Mateu Isturiz

General Counsel and Secretary of the Board of Terra Networks, S.A.

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or similar expressions. Certain factors affecting such forward-looking statements are described in the company’s filings with the Securities and Exchange Commission, including the company’s annual report on Form 20-F under the heading “Risk Factors”.

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Networks, S.A.

Date: October 5, 2004	By:	/s/ José F. Mateu Isturiz
	Name:	José F. Mateu Isturiz
	Title:	General Counsel and Secretary of the Board of Directors